Via Facsimile and U.S. Mail
Mail Stop 6010

December 21, 2007

Mr. Roger B. Gorham
Chief Financial Officer
Alleghany Corporation
7 Times Square Tower, 17th Floor
New York, NY   10036

Re: Alleghany Corporation
Form 10-K for the Year Ended December 31, 2006
Filed February 28, 2007
File No. 001-09371

Dear Mr. Gorham:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Critical Accounting Estimates, page 32

Losses and LAE, pages 32 – 35

1. You make reference to an "outside actuary." While you are not required to make this reference, when you do, you must also disclose the name of the outside actuary. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the outside actuary.

2. Your current disclosure that "the process of recording quarterly and annual liabilities for unpaid losses and LAE is primarily focused on maintaining an appropriate reserve level for reported claims and IBNR" does not appear to be sufficiently informative. Similar to the disclosures provided for the long-tail lines, please describe the methodologies used to determine the loss reserves for the short-tail business lines. Describe the assumptions that you believe are the most significant in determining your loss reserves. Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the key assumptions identified would have on reported results, financial position and liquidity.

3. It is unclear from your current disclosures how management has adjusted each of the key assumptions used in calculating the current year reserves in the short and long tail business lines, given their historical changes or given current trends observed. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. This discussion should show the link between what has happened to the key assumptions in the past to what management is currently using as its key assumptions in light of the difference between the anticipated and actual loss emergences experienced. Explicitly identify and discuss key assumptions as of December 31, 2006 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

Financial Condition, page 52

4. Please discuss and quantify the effect that your ceded reinsurance activities had on financial position, results of operations, and cash flows for the periods presented. Also discuss changes you have made to your past reinsurance strategies in developing your current strategies and the expected effect that those changes may have on your financial position, results of operations and cash flows.

Consolidated Financial Statements

Consolidated Statement of Cash Flows, page 63

5.   It appears that you have recorded cash flows from discontinued operations within each cash flow category and in the cash flow of discontinued operations section near the bottom of the statement. Please tell us why you determined that this presentation was appropriate, see section II, C, 1 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance, November 30, 2006. In addition tell us why the proceeds from the sale of the discontinued operations subsidiaries were not included in discontinued operations.

Notes to Consolidated Financial Statements, page 64

1. Summary of Significant Accounting Policies, page 64

b. Investments, page 64

6.   It is unclear how the accounting policy described here is applied to the "Mortgage-backed securities" disclosed in Note 3 on page 71. The accounting for asset and mortgage backed securities must typically comply with the guidance of SFAS 91 and EITF 99-20. Revise your accounting policy footnote disclosure to include a discussion of the accounting policy applied to these "Mortgage and asset-backed securities."

6. Liability for Loss and Loss Adjustment expenses, page 77

7.   Please revise your disclosures to include a discussion of the reasons for the changes in liability for loss and loss adjustment expenses recognized in the income statement attributable to insured events of prior fiscal years for all periods presented in accordance with paragraph 11 of SOP 94-5.

8.   Please clarify how the $760.5 million decrease in the loss adjustment expense reserves in the property lines of business and the $491.8 million increase in the casualty line of business relate to the amounts presented in your tabular presentation.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant